SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated June 27, 2012.

For Immediate Release	June 27, 2012
RM: 8 – 12

Crystallex Draws Down Second Tranche of DIP Facility and Announces Appointment of Two Directors

TORONTO, ONTARIO, June 27, 2012 – Crystallex International Corporation (OTCBB: CRYFQ) (“Crystallex” or the “Company”) announced today that it has drawn down an additional amount of US$8 million (for an aggregate total of US$21 million) under the terms of the credit agreement (the “Credit Agreement”) governing the Company’s debtor-in-possession US$36 million term loan facility provided by an entity managed by Tenor Capital Management Company LP (together with any successors, assigns or transferees as permitted, the “Lender”). These funds will be used to fund the Company’s operations, including the prosecution of its arbitration claim against the government of Venezuela.

As disclosed on April 23, 2012, as a result of such draw down, the Company has provided to the Lender, in accordance with the provisions of the Credit Agreement and a conversion and voting agreement, additional compensation which is dependent on the amount of the net proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of the Lender, could be converted into up to 35% of the equity of the Company.

In addition, the Credit Agreement requires certain changes to the governance of Crystallex. The Lender has been provided with the right to appoint 2 of the 5 directors of the Company, and as a result Mr. Michael Brown and Mr. Johan C. van’t Hof, each of whom voted in favor of the Credit Agreement, have voluntarily resigned from the Board in order to enable Mr. Robin Shah and Mr. David Kay, the nominees of the Lender, to join the Board.

Mr. Shah founded Tenor Capital when the firm was spun off from Putnam Lovell NBF (PLNBF) in July 2004. Mr. Shah joined PLNBF in July 2003, from JP Morgan, to establish a proprietary trading relative value convertible arbitrage effort. At J.P. Morgan, Mr. Shah was a senior trader in the proprietary Convertibles and Relative Value Group. Prior to joining the Convertibles and Relative Value Group, Mr. Shah was a member of the Equity Derivatives Research team, the Fixed Income Derivatives Trading team, and the Fixed Income proprietary trading group at J.P. Morgan. Mr. Kay joined Tenor in October of 2009. Previously, Mr. Kay worked at Jefferies & Company as a senior associate in the Restructuring and Recapitalization Group and at Akin Gump Strauss Hauer & Feld as an attorney in the Financial Restructuring Group

The Board has appointed Harry Near as “Designated Director” and has delegated certain powers to him, including the conduct of the proceedings under the Companies’ Creditors Arrangement Act and certain related matters. However, before making any decision regarding such delegated matters, Mr. Near will be required to consult with the newly established Advisory Panel of the Company. The members of the Advisory Panel are Messrs. Near, Brown and van’t Hof. Mr. Near has agreed to serve as the Designated Director for a minimum period of three months. The Board has also agreed that certain transactions will be subject to the approval of the Board, including the approval of one of the Lender’s nominees. Additional information relating to the Credit Agreement and these governance matters (including a copy of the Credit Agreement) are available at www.sedar.com under the Company’s profile and on the monitor’s website at www.ey.com/ca/crystallex.

Mr. Fung, the Chairman and Chief Executive Officer of Crystallex stated, “I wish to thank Michael and Johan for their selfless service to Crystallex as directors and I am pleased that they will continue to provide the Company with their valuable advice as members of the Advisory Panel”. He also noted that, “Crystallex will be well served by having Robin Shah and David Kay as directors as their experience and knowledge will prove helpful to the Company as it seeks to recover value from its Las Cristinas investment.”

Crystallex also announced that the shareholder rights plan agreement (the “Rights Plan”) dated as of June 22, 2006 with CIBC Mellon Trust Company, as rights agent, which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009, will terminate on June 30, 2012. In light of the fact that the Company has obtained a Court order to delay its annual shareholders’ meeting, the shareholders of the Company will not be able to reconfirm the Rights Plan as required, and therefore the Rights Plan will terminate. The Company’s shareholder rights plan agreement of March 16, 2012 remains in force.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the Company obtaining a successful result in connection with the arbitration. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie
	Name:	Robert Crombie
	Title:	President

Date: June 28, 2012